

Mail Stop 3561

September 28, 2009

Mr. Patrick H. Gaines
LML Payment Systems Inc.
1680-1140 West Pender Street
Vancouver, British Columbia V6E 4G1
Canada

> **Re: LML Payment Systems Inc.**
> **Form 10-K for the year ended March 31, 2009**
> **Filed June 23, 2009**
> **Form 8-K filed June 23, 2009**
> **File No. 0-13959**

Dear Mr. Gaines:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Critical Accounting Policies and Estimates, page 31

1.   We note your discussion of goodwill on page 32. Given that goodwill comprises a significant portion of your total assets, we believe you should provide a more detailed discussion within your Critical Accounting Policies and Estimates. In future filings, please revise your discussion of goodwill to identify the reporting units that you use in your impairment testing, describe your methodology and the assumptions used to assess the fair value of each reporting unit, and provide a sensitivity analysis indicating whether reasonably likely changes to your assumptions could result in an impairment. To the extent that a material amount of goodwill is allocated to a reporting unit that is at risk of failing step one of the goodwill impairment test, we believe you should provide your investors with more detailed information concerning the key assumptions that drive your calculation of fair value and the uncertainties associated with or sensitivity of each key assumption, along with quantifying the percentage by which the fair value of the reporting unit exceeded its carrying value as of the most recent test. Refer to Item 303 of Regulation S-K and Section V of our Release No. 33-8350.

Item 9A. Controls and Procedures, page 35

Disclosure Controls and Procedures, page 35

2.   We note your statement that "even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives." Please revise future filings to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of our Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Management's Annual Report on Internal Control over Financial Reporting, page 36

3.   We note that your management "believes" that you maintained effective internal control over financial reporting as of March 31, 2009. Your statement does not meet the requirements of Item 308(a) of Regulation S-K since you have not clearly concluded that your internal control over financial reporting is effective. Please confirm to us, if true, that management concluded that your internal control over financial reporting is effective as of March 31, 2009. Please also

confirm that you will, in future filings, refrain from characterizing this conclusion as management's belief.

Financial Statements for the Fiscal Year Ended March 31, 2009

Consolidated Statements of Operations, page F-3

4.   We note that you are presenting a subheading titled "Operating Expenses" under which you list your operating expenses prior to reaching the subtotal titled "Income (Loss) Before Other Income (Expenses) and Income Taxes," which effectively appears to be Income (Loss) From Operations. Please explain to us how your classification of the line item titled "Gain (Loss) on disposal/abandonment of property and equipment" within the section of your statement of operations that contains non-operating income and expenses complies with paragraph 45 of SFAS 144, or confirm to us that you will reclassify this line item to be within Operating Expenses in future filings.

Notes to Consolidated Financial Statements

Note 13. Income Taxes, page F-26

5.   Please explain to us in more detail the assumptions used to create your valuation allowance for deferred tax assets and the changes that occurred in those assumptions during the year ended March 31, 2009 that caused you to conclude that certain of your deferred tax assets would "more likely than not" be realizable. In this regard, we note that you recorded a full valuation allowance related to your deferred tax assets in each of the last several years but only recorded a partial allowance for the year ended March 31, 2009. In your response, please explain to us the positive and negative evidence that you considered when concluding that a full valuation allowance was not needed, and also explain to us in reasonable detail which of the four possible sources of taxable income specified in paragraph 21 of SFAS 109 you expect to be available to realize the deferred tax assets for which you have not recorded an allowance. Please expand your disclosures in future filings to better explain these matters to your investors, either here or in Note 17, as we believe your current explanation in the last paragraph of this footnote may be overly broad.

Form 8-K filed June 23, 2009

6.   We note your use of the non-GAAP measure called "Non-GAAP Net Income" under Item 2.02 of the Form 8-K noted above which excludes a certain number of recurring items. Tell us how you considered Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our

website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm, to include the following disclosures:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measure which excludes a number of recurring items, especially since this measure appears to be used to evaluate performance. Your current disclosures regarding the reasons for presenting this non-GAAP measure appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance. For example, it is unclear to us why amortization and depreciation expense is not relevant for investors when evaluating your performance considering that the use of these assets contributes to generating revenue. Similarly, it is unclear why excluding stock-based compensation is appropriate when evaluating performance since we assume that if you did not offer stock-based compensation you would need to offer other forms of compensation in order to provide total compensation at an appropriate level to attract and retain high quality employees. Also refer to our guidance on excluding stock-based compensation from non-GAAP measures in SAB Topic 14G. Please expand your disclosures in future filings to better address the above matters.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Mr. Patrick H. Gaines
LML Payment Systems Inc.
September 28, 2009
Page 5

Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief